                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


For               THE SECOND QUARTER 2001 REPORT TO SHAREHOLDERS
   ----------------------------------------------------------------------------


         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
-------------------------------------------------------------------------------
                (Translation of Registrant's Name into English)


              612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
-------------------------------------------------------------------------------
                    (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                          Form 40-F    X
          -------                                             -------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                                        No    X
     -------                                                  -------

                              QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K



Documents index

1.    The Second Quarter 2001 Report To Shareholders

 A Dawn of a New Era

    IN PRINT MEDIA



           Report to Shareholders

                                                                      SECOND
                                                                      QUARTER
                                                                      2 0 0 1


                                     [LOGO]





[LOGO]         THE GLOBAL LEADER IN SERVICING
               A GROWING DEMAND FOR PRINT

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended June 30
(In millions of US dollars, except per share amounts)
(Unaudited)


                                                      Three months                                  Six months
-----------------------------------------------------------------------------------------------------------------------------------
                                                   2001          2000          Change            2001            2000        Change
CONSOLIDATED RESULTS
Revenues                                        $ 1,502.3     $ 1,549.1          (3)%         $ 3,079.0        $ 3,179.5       (3)%
Operating income before amortization                243.0         255.9          (5)%             462.2            487.6       (5)%
Operating income                                    159.0         167.7          (5)%             295.4            305.9       (3)%
Net income                                           63.2          62.8           1 %             105.7            100.4        5 %
Cash provided from operating activities             277.2         216.9                           123.7            289.5
Free cash flow from operations*                     178.9         163.0                           (39.7)           205.9
Operating margin before amortization                 16.2 %        16.5 %                          15.0 %           15.3 %
Operating margin                                     10.6 %        10.8 %                           9.6 %            9.6 %
-----------------------------------------------------------------------------------------------------------------------------------
SEGMENTED INFORMATION
REVENUES
  North America                                 $ 1,252.5     $ 1,304.8          (4)%         $ 2,568.1       $  2,682.5       (4)%
  Europe                                            213.3         217.9          (2)%             440.4            445.2       (1)%
  Latin America                                      36.6          26.2          40 %              70.8             51.7       37 %

OPERATING INCOME
  North America                                  $  139.0      $  145.4          (4)%         $   264.0       $    265.0        - %
  Europe                                             16.3          14.9           9 %              29.1             28.3        3 %
  Latin America                                       2.4           1.2         100 %               4.3              2.9       48 %

OPERATING MARGINS
  North America                                      11.1 %        11.1 %                          10.3 %            9.9 %
  Europe                                              7.6 %         6.8 %                           6.6 %            6.4 %
  Latin America                                       6.6 %         4.7 %                           6.1 %            5.7 %
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                                                                               $    53.8        $  157.8
Total assets                                                                                    6,300.9         6,529.8
Long-term debt (including convertible notes)                                                    2,245.4         2,643.7
Shareholders'equity                                                                             2,521.7         2,359.4
Debt-to-capitalization                                                                            47:53           53:47
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE DATA
Earnings
  Basic                                          $   0.41      $   0.41          - %          $    0.68        $  0.65         5 %
  Diluted                                            0.41          0.40          3 %               0.68           0.64         6 %
Earnings before goodwill amortization
  Basic                                          $   0.52      $   0.52          - %          $    0.90        $  0.86         5 %
  Diluted                                            0.51          0.51          - %               0.89           0.85         5 %
Dividends on equity shares                       $   0.12      $   0.08         50 %          $    0.22        $  0.15        47 %
Book value                                                                                    $   15.35        $ 14.58         5 %
-----------------------------------------------------------------------------------------------------------------------------------

 * Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

MESSAGE TO SHAREHOLDERS
GOOD RESULTS IN A CHALLENGING MARKET

Quebecor World continues to match its record results of last year despite adverse economic conditions in its core U.S. market. Earnings per share (on a diluted basis) were $0.41 for the quarter ended June 30, 2001, compared with $0.40 a year ago.Year to date, earnings per share increased 6 % to $0.68 and net income increased 5% to $105.7 million.

In North America, even though revenues declined by 4%, operating margins matched record levels of 11.1 % for the second quarter last year. Following several years of strong growth, the U.S. printing industry is currently experiencing the most dramatic year-over-year decline in demand in over 25 years. The impact on Quebecor World's revenues has been most pronounced in the specialty printing and the direct mail market segments, books, and to a lesser extent, magazines. The book segment has been negatively impacted as publishers continue to work down their existing inventories. However, earlier announced cost containment initiatives and continuing synergies from the World Color merger significantly muted the impact. In addition, management estimates that, year-to-date, the Company has achieved a net market share gain of $100 million in value-added sales. We are confident that we have the best customer solution in the marketplace based on the strength and value of our industry leading platform as well as the breadth of our product offering and geographic coverage. While not recession proof we are demonstrating that we can continue to perform in difficult market conditions. Although we are swimming against the current we are still creating shareholder value.


EXPANSION OF U.S. RETAIL PLATFORM

Subsequent to the end of the second quarter, the Company continued its role as the leading industry consolidator by purchasing Retail Printing Corporation of Taunton, Massachusetts. Retail Printing Corporation operates state-of-the-art printing plants in Taunton and Nashville, Tennessee. This transaction enhance's Quebecor World's strength as the only printer providing both long-run and multi-versioning printing services to retail and newspaper insert customers across the entire continent.

Concurrently, Quebecor World announced it was expanding its printing platform on the U.S. west coast to enhance its ability to service retail customers in that area. The first part of this expansion is the purchase of a new web offset press to be installed in the Company's existing facility in Merced, California.

The acquisition on the east coast and the capital expansion on the west coast give Quebecor World the most flexible coast-to-coast retail platform. This transaction is also in line with our objective of concluding acquisitions that are accretive to earnings.


START-UP OF NEW DIRECTORY PRESS

During the quarter, production began on the Company's new $23 million web offset, heatset, Directory Press project in its Merced, California plant. Producing 144 pages per impression, this is the world's largest web offset heatset press. Merced is one of seven facilities in Quebecor World's extensive coast-to-coast North American directory network. The press will be used to produce directories for Pacific Bell customers in 120 cities in California and Nevada under the terms of a five year multi-million dollar agreement. To date, heatset directories are the industry standard in Europe, Latin America and Canada. With this purchase, Quebecor World is once again setting the standard throughout North America by expanding heatset into the U.S. market.


EUROPEAN REVENUES INCREASE

Our European group reported positive results with revenues increasing 4% and operating income increasing 18%. This is before the unfavourable effects of currency translation. We are continuing to develop our pan-European platform providing unique service and solutions for our European customers and our North American customers who are expanding into that market.


LATIN AMERICAN PLATFORM FLOURISHES

In Latin America, revenues increased 40% and operating income increased 100%.

                                   [GRAPHIC OF
Quebecor World President and CEO, Charles Cavell and President and Editor of Editora Abril S.A., Roberto Civita raise their hands in triumph at the opening of Quebecor World's new facility in Recife, Brazil.]

During the quarter, Quebecor World finalized a long-term agreement to print directories for ADSA, a subsidiary of Telmex, Mexico's largest telecommunications company. Now the leading printer in Latin America, Quebecor World is ideally positioned to participate in this rapidly expanding market with a population almost twice that of the United States.

Subsequent to the end of the second quarter Quebecor World signed an agreement to acquire the manufacturing assets of Grupo Serla in Mexico City and annnounced the expansion of its existing facility, Quebecor World Monte Alban, Queretaro. As a result of these initiatives Quebecor World will increase its sales in Mexico by sixfold. Directory capacity at the Serla facility will be increased 300% and book capacity increased 100%.

Under the terms of the ADSA contract Quebecor World will print 20 billion pages a year which is more than all the pages the Company prints in Canada. Quebecor World now has the leading market share of the growing directory market in Mexico. Telephone directory demand closely mirrors land line telephone installations which, according to the World Bank, grew at 6.1% per annum in Mexico during the period from 1995-2000.

Mexican Books - Driven by Education Spending
-------------------------------------------------------------------------------
Government Education Expenditures as % of GDP
    1998:                                                 3.7%
    1999:                                                 5.1%
% Of Total Population under 20 years of age                47%
Source: QWI management; Cepal; Wilkofsky Gruen Associates
-------------------------------------------------------------------------------

The requirements under this contract will be produced with the existing
Serla assets and three full directory press lines being redeployed from Quebecor World's North American platform. The Company is currently retooling its North American directory platform to improve productivity, competitiveness and customer service.

The skilled Serla employees will reduce startup costs allowing Quebecor World to begin local manufacturing in the 4th quarter of 2001.

The other benefit of the Serla acquisition is that it increases Quebecor World's position as a major book printer in Mexico. With 98 million people, Mexico is the 11th largest country in the world. It is also a very young country with 34% of the population under 15 and a government committed to education spending. Grupo Serla is an important player in this market. Its primary customers are the Mexican government agencies responsible for purchasing primary and secondary school textbooks. Currently, the government purchases approximately
200 million books per year. The overall book market in Mexico is forecast to grow 9% per annum during 2000-2005.

DIGITALLY LINKED NETWORK

The markets, management and employees in this region are among the best performing in the Company. To improve on that performance new satellite and fiber optic links are being installed to digitally connect all our Latin American plants. This will allow for faster and easier communication and data transfer from one Quebecor World location to another across the Latin American network. The Company will be able to shift work between plants depending on existing capacity, reduce distribution costs and save time for our customers. It also opens up our Latin American platform to the world. Already we produce books in Latin America for customers in the United States, Canada, the United Kingdom, Spain and Africa.

RECIFE OFFICIALLY OPENS

Quebecor World's greenfield plant in Recife, the largest web offset facility in Brazil, was officially opened in the second quarter. The facility prints magazines for Editora Abril, Latin America's largest publisher, and directories for Listel, a subsidiary of BellSouth Corporation and one of the region's largest directory publishers.

Before the Recife plant was built Abril's magazines were printed in the south and shipped to the northeast market. Veja, the World's fourth largest news magazine, can be now distributed sooner throughout northeast Brazil, saving Abril significant time and distribution costs.
4

                       [GRAPHIC OF MAP OF LATIN AMERICA]


                            [GRAPHIC OF
Quebecor World's new Mexico City facility will help the Company increase sales in Mexico by sixfold.]

STOCK BUYBACK CONTINUES

Management continues to believe that the Company's stock is significantly undervalued. As disclosed in the previous quarter, the Company repurchased for cancellation close to 5 million Subordinate Voting Shares over the 12 month period ended April 5, 2001, under its normal cause issuer bid. Since then, under its new normal course issuer bid, the Company has repurchased for cancellation another 1.3 million Subordinate Voting Shares as of June 30, 2001 at an average cost per share of CDN$38.58. The Company has also committed to repurchase for cancellation an additional 1.3 million shares at an average price per share of CDN$39.07 for settlement prior to April 6, 2002.

In addition to the Company's stock buyback program, management and employees are also aligning themselves with shareholders. Through our recently introduced employee stock purchase plan, every bonus eligible manager in the U.S. is now buying stock through payroll at the maximum allowable level. Furthermore, after just two enrollment periods for the program, some 25% of all of our U.S. employees are buying common stock.

REINFORCING OUR CAPITAL BASE

Quebecor World continues to pay down debt. During the quarter, the Company cancelled the remaining balance of $250 million of the $1.25 billion Credit Facility established for the World Color merger. The Company's debt-to-capitalization ratio improved to 47:53 from 53:47 a year earlier.

To further reinforce our capital base for future growth, subsequent to the quarter, Quebecor World entered into an underwriting agreement to issue CDN$175 million in preferred shares. The issue successfully closed August 16, 2001.

APPOINTMENTS

Jeffrey L. Peterson has joined Quebecor World North America as Senior Vice President, eBusiness. Mr. Peterson was formerly Vice President of Global eBusiness for Dupont E I De Nemours & Co., a $28 billion Fortune 500 company. He will define and develop for Quebecor World a comprehensive eBusiness strategy, which will drive the use of eBusiness applications throughout the Company.

David Blair has been appointed Quebecor World's Vice President of Manufacturing, Environment and Technology. He has more than 30 years of experience in the printing industry, the last twelve of which have been with Quebecor World. Mr. Blair replaces Gilbert Martinet who, after 26 years with Quebecor World, has chosen to retire from full-time responsibilities with the Company. Mr. Martinet will continue to serve Quebecor World as a consultant.

DIVIDENDS

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares and CDN$0.4219 per share on Series 4 Preferred Shares. The dividends are payable September 1, 2001 to shareholders of record on August 17, 2001.

OUTLOOK

Visibility for print demand in the second half of 2001 is very limited. Industry participants generally do not anticipate a strong turnaround before 2002. Declining interest rates, reduced paper prices and the impact of a progressively improving U.S. economy are expected to contribute to a gradual return to growth in 2002.

A number of factors are expected to help mitigate the impact of current market conditions on the Company's earnings. Chief among these are the ongoing initiatives to improve efficiency and take advantage of the considerable marketing and operational synergies available to the Company as the global leader in the industry. In 2000, Quebecor World had sales of more than $500 million from customers that buy from it on more than one continent. The Company is committed to increasing those sales to $700 million in 2001. It will also consider further niche acquisitions which are accretive to earnings and, to this end, is actively assessing investment opportunities on all three continents in which it operates.

[PHOTO OF JEAN NEVEU,                         [PHOTO OF CHARLES G. CAVELL,
          Chairman of the Board]               President and Chief
                                               Executive Officer]
Montreal, Canada, August 2001

                              BREAKDOWN OF REVENUES
                                   SIX MONTHS

Latin America             2%
Europe                   14%
North America            84%

BY GEOGRAPHIC SEGMENT


Directories                  6%
Pre-media & Logistics        6%
Books                       12%
Specialty & Direct          13%
Catalogs                    16%
Retail Inserts              19%
Magazines                   28%

BY PRODUCT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW
Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value-added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

During the second quarter of 2001, Quebecor World's greenfield plant in Recife was officially opened producing telephone directories and magazines.

Subsequent to the end of the second quarter, the Company purchased Retail Printing Corporation of Taunton, Massachusetts, with its two plants in Taunton and Nashville, Tennessee. The Company also announced the expansion of its facility in Merced, California to strenghthen its west coast retail platform.

RESULTS OF OPERATIONS
(SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000)

REVENUES
Consolidated revenues were $3,079 million compared with $3,179 million in 2000, a decrease of 3%. The shortfall compared with 2000 is primarily due to the economic slowdown in the United States. European revenue improved compared with last year, excluding the unfavourable effect of currency translation. Latin American revenues increased 37% over the previous year, explained by business acquisitions in the first quarter as well as organic growth.

OPERATING EXPENSES
Cost of sales decreased $70 million or 3% to $2,381 million in 2001 from $2,451 million in 2000. Gross profit margins slightly decreased to 22.7% in 2001 from 22.9% in 2000, mainly due to lower revenues in the United States and a significant increase in energy costs.

Selling, general and administrative expenses decreased by $5 million to $236 million in 2001 from $241 million in 2000. The first quarter of 2001 includes $2 million in non-operating expenses related to plant shutdown, equipment relocation and installation. Excluding these non-operating expenses, selling, general and administrative expenses, as a percentage of revenues, were at 7.6%, same as the comparative six month period in 2000.

Net income for the six month period ended June 30, 2001 rose to $106 million or $0.68 per share (on a diluted basis) from $100 million or $0.64 per share in 2000. On a cash basis, before goodwill amortization, earnings per share was $0.89, a 5% increase compared to $0.85 last year.

Depreciation and amortization was $167 million in 2001 compared with $182 million in the previous year. The decrease primarily reflects equipment shutdown as part of the restructuring activities in North America, as well as the write-down of assets in 2000. We expect to spend approximately $250 million in 2001 on capital expenditures.

Operating income was unfavourably impacted by foreign exchange translation in Europe, Canada and Latin America.

Financial expenses decreased by $10 million to $106 million in 2001 from $116 million in 2000. The reduced interest was a result of lower volume and rates on long-term debt, lower rates on the securitization program and the issuance of preferred shares in the first quarter of 2001. This has been partly offset by the interest on capital spending and the normal course issuer bid programs. As at June 30, 2001, the EBITDA coverage ratio was 4.7 times compared with 4.6 times as at December 31, 2000 and with 4.8 at the end of the second quarter of 2000.

The effective tax rate was 26.7% for the first six months of 2001 compared with 27.8% for the full year 2000 and 29.7% for the six month period ended June 30, 2000. The lower tax rate is due to a reduction in income from the United States and increased income generated in countries with lower tax rates.

RESTRUCTURING AND OTHER CHARGES
During 2000, the Company implemented restructuring initiatives for $18 million resulting in the termination of employees and, in addition, the write-down of assets for $10 million. These initiatives covered further integration of European facilities, as well as consolidation of administrative and production functions, and increased focus on conversion to digital pre-media. Non-cash items mainly covered further assets rendered idle as a result of the restructuring undertaken in 1999. The Company used $9 million of the restructuring reserve, initiated in 1999, during the period ended June 30, 2001.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow from operations amounted to $124 million for the first six months of 2001 compared with $289 million for the same period of 2000. Working capital was $54 million at June 30, 2001 compared with a deficiency of $67 million at December 31, 2000 and a working capital of $158 million at June 30, 2000. The decrease of $104 million when compared with June 30, 2000 was mainly due to improved billing and a higher level of utilization of securitization programs. The increase from December is explained by lower trade payables at the end of the second quarter, partly offset by lower accounts receivables due to seasonality of our business.

During the six month period ended June 30, 2001, we repurchased for cancellation under the Normal Course Issuer Bid announced on April 4, 2000, a total of 3,188,492 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately Cdn$115 million ($79 million), at an average cost per share of Cdn$35.99 ($24.82). Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.


On April 2, 2001, the Company announced a new Normal Course Issuer Bid program which will expire on April 5, 2002. Under the 2001 program, the Company has repurchased for cancellation a total of 1,339,100 Subordinate Voting Shares for a total cost of approximately Cdn$52 million ($36 million), at an average cost per share of Cdn$38.58 ($26.60). The Company also committed to repurchase for cancellation 1,272,600 shares at an average price per share of approximately Cdn$39.07 ($25.80) for settlement in July 2001, March and April 2002.

Capital expenditures, net of proceeds from disposals, totaled $94 million and $51 million in the second quarter of 2001 and 2000, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we currently anticipate to invest approximately $250 million in 2001, including $150 million on new equipment and $75 million on replacement of existing equipment and environmental compliance. The balance of $25 million will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

FINANCIAL POSITION
At June 30, 2001 and 2000, our total debt was $2,247 million and $2,647 million respectively. Our debt to capitalization ratio was 47:53, the same as at December 31, 2000 and was 53:47 at June 30, 2000. The decrease in our debt, compared to the prior year, was explained by the Company's focus on paying down bank borrowings. Our securitization of accounts receivable programs amounted to $602 million as of June 30, 2001, compared with $462 million as at June 30, 2000 and $572 million as of December 31, 2000.

At the end of February 2001, the Company issued in the Canadian capital markets a total of 8 million 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.28) per share, for aggregate proceeds of Cdn$200 million ($130 million).

At the end of March 2001, the Company issued $250 million Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and bear interest at 7.2% annually. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private debt market to $621 million for maturities ranging between 5 and 20 years. Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

During the six month period of 2001, the Company cancelled the remaining balance of its $1.25 billion bank facility established at the time of the World Color merger.

On June 29, 2001, Moody's confirmed Quebecor World Inc. Baa2 senior unsecured and Baa3 subordinated ratings, and revised its outlook to stable from negative.

RISKS AND UNCERTAINTIES
In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at June 30, 2001, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES
In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated. The impact of that change is presented in Note 7 of the quarterly financial statements.

SEASONALITY
The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS
Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended June 30
(In thousands of US dollars, except for earnings per share amounts)
(Unaudited)

                                                                    Three months                           Six months
--------------------------------------------------------------------------------------------------------------------------------
                                                                2001             2000               2001               2000
--------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                     $ 1,502,269      $ 1,549,052       $  3,079,012     $   3,179,491

Operating expenses:
  Cost of sales                                                1,146,580        1,178,193          2,381,243         2,451,074
  Selling, general and administrative                            112,703          114,889            235,594           240,792
  Depreciation and amortization                                   83,997           88,278            166,790           181,687
--------------------------------------------------------------------------------------------------------------------------------
                                                               1,343,280        1,381,360          2,783,627         2,873,553
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                 158,989          167,692            295,385           305,938

Financial expenses                                                51,866           54,466            106,231           115,560
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                       107,123          113,226            189,154           190,378

Income taxes                                                      27,794           33,661             50,599            56,543
--------------------------------------------------------------------------------------------------------------------------------
Income before minority interest                                   79,329           79,565            138,555           133,835

Minority interest                                                    749              672              1,642             1,114
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION                           78,580           78,893            136,913           132,721

Goodwill amortization, net of taxes                               15,379           16,120             31,256            32,339
--------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                  $     63,201      $    62,773       $    105,657      $    100,382

Net income available to holders of preferred shares                4,624            2,533              7,840             5,115
--------------------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares            $     58,577      $    60,240       $     97,817      $     95,267
================================================================================================================================

EARNINGS PER SHARE (NOTE 7)
  Basic                                                     $       0.41      $      0.41       $       0.68      $       0.65
  Diluted                                                   $       0.41      $      0.40       $       0.68      $       0.64

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION
  Basic                                                     $       0.52      $      0.52       $       0.90      $       0.86
  Diluted                                                   $       0.51      $      0.51       $       0.89      $       0.85
--------------------------------------------------------------------------------------------------------------------------------
Average number of equity shares outstanding (in thousands)
  Basic                                                          142,719          147,434            143,888           147,571
  Diluted                                                        147,331          152,177            148,171           152,301
--------------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS:
Balance, beginning of period                                $    875,881      $   674,927        $   870,272       $   650,155
  Net income                                                      63,201           62,773            105,657           100,382
  Shares and convertible notes repurchased                       (32,315)          (4,360)           (49,405)           (4,269)
  Share issue expenses (note 6(a))                                     -                -             (2,990)                -
  Dividends:
    Equity shares                                                (17,162)         (11,759)           (31,473)          (22,098)
    Preferred shares                                              (4,663)          (2,485)            (7,119)           (5,074)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                      $    884,942      $   719,096        $   884,942       $   719,096
================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Periods ended June 30
(In thousands of US dollars)
(Unaudited)

                                                                    Three months                           Six months
-----------------------------------------------------------------------------------------------------------------------------------
                                                                2001             2000               2001               2000
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                      $    63,201        $   62,773       $    105,657       $   100,382
Non-cash items in net income:
  Depreciation of property, plant and equipment                      78,473            82,363            155,518           168,978
  Amortization of goodwill and deferred charges                      20,904            22,035             42,528            45,048
  Amortization of deferred financing costs                              447             1,292              1,723             4,180
  Deferred income taxes                                              24,830            23,136             39,703            35,620
  Other                                                               1,644            (1,253)             3,092              (137)

Changes in non-cash balances related to operations:
  Trade receivables                                                 121,506            59,608             65,045           140,205
  Inventories                                                        33,067             8,970             27,075             8,930
  Trade payables and accrued liabilities                            (29,209)          (23,675)          (244,424)         (180,381)
  Other current assets and liabilities                              (12,099)          (19,879)           (16,384)          (18,872)
  Other non-current assets and liabilities                          (25,513)            1,530            (55,808)          (14,474)
-----------------------------------------------------------------------------------------------------------------------------------
Cash provided from operating activities                             277,251           216,900            123,725           289,479

FINANCING ACTIVITIES:
  Net change in bank indebtedness                                      (653)           (2,645)            (1,876)           (2,541)
  Net proceeds from issuance of equity shares                         2,567             1,021              5,178             2,051
  Repurchases of shares for cancellation                            (74,237)          (12,842)          (114,639)          (12,842)
  Net proceeds from issuance of preferred shares                          -                 -            127,211                 -
  Issuance (repayments) of long-term debt and
     convertible notes                                             (106,636)         (144,221)            16,437          (184,543)
  Dividends on equity shares                                        (17,162)          (11,759)           (31,473)          (22,098)
  Dividends on preferred shares                                      (4,663)           (2,485)            (7,119)           (5,074)
  Dividends to minority shareholders                                 (1,470)                -             (1,470)                -
-----------------------------------------------------------------------------------------------------------------------------------
Cash used by financing activities                                  (202,254)         (172,931)            (7,751)         (225,047)

INVESTING ACTIVITIES:
  Acquisitions of businesses, net of cash and
    cash equivalents (note 2)                                           825              (545)           (36,861)             (545)
  Additions to property, plant and equipment                        (94,501)          (59,652)          (158,001)         (102,446)
  Net proceeds from disposal of other assets                            794             8,237              1,704            23,919
-----------------------------------------------------------------------------------------------------------------------------------
  Cash used by investing activities                                 (92,882)          (51,960)          (193,158)          (79,072)

Effect of exchange rate changes on cash and
  cash equivalents                                                   16,263             8,529             24,813            14,903
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                 (1,622)              538            (52,371)              263

Cash and cash equivalents, beginning of period                        1,983             3,338             52,732             3,613
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                        $       361        $    3,876        $       361        $    3,876
===================================================================================================================================
Supplemental cash flow information:

Interest paid                                                   $    33,494        $   53,869        $    99,226        $  119,352
Income taxes paid                                                    26,977            32,816             48,921            37,125
===================================================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

                                                                                  JUNE 30          December 31             June 30
                                                                              (UNAUDITED)            (Audited)         (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     2001                 2000                2000
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                 $         361         $     52,732        $      3,876
  Trade receivables, net of allowances for
    doubtful accounts of $19,242, $17,823 and $19,060
    respectively (note 3)                                                         514,286              584,047             582,819
  Receivables from related parties                                                  4,414                3,048               3,561
  Inventories                                                                     433,720              461,340             470,882
  Deferred income taxes                                                            57,932               58,083              32,185
  Prepaid expenses                                                                 38,989               26,024              29,945
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                1,049,702            1,185,274           1,123,268
Property, plant and equipment, net of accumulated
  depreciation of $1,376,475, $1,262,281 and $1,285,889
  respectively                                                                  2,684,120            2,682,983           2,795,690
Goodwill, net of accumulated amortization
  of $173,859, $144,114 and $128,094 respectively                               2,406,553            2,459,510           2,474,426
Other assets                                                                      160,518              156,893             136,381
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            $   6,300,893         $  6,484,660        $  6,529,765
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS'EQUITY

Current liabilities:
  Bank indebtedness                                                         $       1,071         $      3,129        $      3,094
  Trade payables                                                                  486,515              632,550             479,864
  Accrued liabilities                                                             423,229              522,907             423,372
  Income and other taxes                                                            3,285                6,011              17,762
  Current portion of long-term debt and convertible notes                          81,811               87,212              41,371
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  995,911            1,251,809             965,463

Long-term debt (note 5)                                                         2,051,188            2,015,554           2,435,337
Other liabilities                                                                 272,777              290,788             294,837
Deferred income taxes                                                             334,176              326,137             285,497
Convertible notes                                                                 112,440              105,936             166,982
Minority interest                                                                  12,677               20,556              22,238

Shareholders'equity:
  Capital stock (note 6)                                                        1,701,393            1,631,241           1,647,323
  Additional paid-in capital                                                      104,586              104,586             106,713
  Retained earnings                                                               884,942              870,272             719,096
  Translation adjustment                                                         (169,197)            (132,219)           (113,721)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                2,521,724            2,473,880           2,359,411
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            $   6,300,893         $  6,484,660       $   6,529,765
===================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended June 30, 2001 and 2000
(Tabular amounts are expressed in thousands of US dollars)
(Unaudited)

 1.  BASIS OF PRESENTATION
     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with generally accepted accounting principles in Canada and should be read in connection with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

     The Consolidated Financial Statements have been prepared using the same accounting policies as described in the latest Annual Report with exception of the new standard described below. In the first quarter of 2001, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants on earnings per share. The new section harmonizes Canadian Standards with the United States Standards for the calculation of diluted earnings per share. All earnings per share numbers have been retroactively restated and the changes are not significant.

2.  BUSINESS ACQUISITIONS
     The Company made several business acquisitions in the first quarter of 2001, which were accounted for using the purchase method. In Spain, the Company purchased a controlling interest in Espacio y Punto. The Company completed several business acquisitions complementary to its Latin American operations, including the redemption of minority interests and the acquisition of 75% of Grafica Melhoramentos in Brazil.

 3.  ASSET SECURITIZATION
     During the second quarter ended June 30, 2001, the Company sold a portion of its European trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 150 million Euro ($127 million). As at June 30, 2001, the amount outstanding under the European Program was 135 million Euro ($114 million).

 4.  RESTRUCTURING AND OTHER CHARGES
     As of January 1, 2001, the balance of the restructuring reserve was $18 million; this related to the termination of employees in Europe in response to difficult market conditions, as well as to changes in the Company's digital strategy. The Company used $9 million of restructuring reserve during the six month period ended June 30, 2001.

 5.  LONG-TERM DEBT
     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These Notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

     In the first six months ended June 30, 2001, at the request of the Company, the remaining balance of its acquisition bank facility was cancelled.

 6.  CAPITAL STOCK
     (a) Issued and outstanding First Preferred Shares Series 4
         In the first quarter of 2001, the Company issued 8 million First Preferred Shares Series 4 for a cash consideration of Cdn$200 million ($130 million) before share issue expenses of Cdn$5 million
         ($3 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 4 are entitled to fixed cumulative preferential cash dividends of Cdn$1.6875 per share per annum, payable quarterly.

     (b) Share repurchase program
         During the six month period ended June 30, 2001, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2000, a total of 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn$115 million ($79 million).

         In addition, the Company repurchased for cancellation under the Normal Course Issuer Bid program announced on April 2, 2001, a total of 1,339,100 Subordinate Voting Shares for a net cash consideration of Cdn$52 million ($36 million). This program is effective over the period from April 6, 2001 to April 5, 2002.

 7.  EARNINGS PER SHARE
     The following table provides a reconciliation between basic and diluted earnings per share:

                                                                            Three months                         Six months
----------------------------------------------------------------------------------------------------------------------------------
                                                                        2001             2000               2001            2000
----------------------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                $     58,577      $    60,240         $   97,817      $   95,267

Income impact on assumed conversion
  of convertible notes                                                 1,117              674              2,233           1,701
----------------------------------------------------------------------------------------------------------------------------------
                                                                $     59,694      $    60,914         $  100,050      $   96,968
==================================================================================================================================

(In thousands)
Weighted average shares outstanding                                  142,719          147,434            143,888         147,571

Effect of dilutive securities and stock options                        4,612            4,743              4,283           4,730
----------------------------------------------------------------------------------------------------------------------------------
Weighted average diluted shares outstanding                          147,331          152,177            148,171         152,301
==================================================================================================================================
Basic earnings per share                                        $       0.41      $      0.41         $     0.68      $     0.65
Diluted earnings per share                                      $       0.41      $      0.40         $     0.68      $     0.64
==================================================================================================================================

 8.  SEGMENT DISCLOSURE
     The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

==================================================================================================================================
                                        North                             Latin                          Inter-
                                      America           Europe          America         Other           Segment            Total
----------------------------------------------------------------------------------------------------------------------------------
Second quarter ended
  June 30,
2001
REVENUES                      $     1,252,425     $    213,345     $   36,700     $         -         $    (201)    $   1,502,269
OPERATING INCOME                      138,972           16,288          2,412           1,317                 -           158,989
2000
Revenues                            1,304,787          217,831         26,277               -               157         1,549,052
Operating income                      145,413           14,861          1,242           6,176                 -           167,692
==================================================================================================================================

Six months ended
  June 30,
2001
REVENUES                      $     2,568,060     $   440,422     $   70,849     $         -         $    (319)     $   3,079,012
OPERATING INCOME                      263,994          29,115          4,323           (2,047)               -            295,385
2000
Revenues                            2,682,461         445,175         51,736                -              119          3,179,491
Operating income                      265,019          28,286          2,943            9,690                -            305,938
==================================================================================================================================

                                OPERATING MARGIN
                             ---------------------
                             ( S I X  M O N T H S )

1998            7.0%
1999            7.7%
2000            9.6%
2001            9.6%


            NET INCOME ($ MILLIONS) - EPS AND CASH EPS (DILUTED, $)
            -------------------------------------------------------
                              (S I X  M O N T H S )

1998            $ 59,547          $0.47         $0.52
1999            $ 68,449          $0.54         $0.61
2000            $100,382          $0.64         $0.85
2001            $105,657          $0.68         $0.89

                Net Income        Diluted EPS   Diluted Cash EPS


                                     [LOGO]

                           QUEBECOR WORLD HEAD OFFICE
            612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
             Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                             www.quebecorworld.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           QUEBECOR WORLD INC.



                           By:    /s/  Marie D. Hlavaty
                                 -----------------------------------------------
                           Name:     Marie D. Hlavaty
                           Title:    Vice President, General Counsel & Secretary


Date:  August 23, 2001